Mail Stop 3561

October 30, 2006

Ray C. Thousand
3990 Westerly Place, Suite 200
Newport Beach, California 92660

> **Re:** **UPFC Auto Financing Corporation**
> **Registration Statement on Form S-3**
> **Amendment No. 1**
> **File No. 333-137374**
> **Filed October 17, 2006**

Dear Mr. Thousand,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectuses and the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Prospectus Supplements

Optional Purchase, page S-49

1. While we note your response to our prior comment 9, we reissue that comment. It remains unclear how the seller's right to repurchase automobile contracts as described in the prospectus supplement is consistent with the definition of an asset-backed security. In particular, it does not appear that the activities of the issuing entity are limited to passively owing or holding the pool of assets. Please refer to Item 1101(c)(2)(ii) of Regulation AB and Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905).

Base Prospectus

Credit and Cash Flow Enhancement, page 23

2. You reference guaranteed investment contracts and repurchase obligations in the first paragraph of this section. Please either delete these references or describe these forms of enhancements in accordance with our prior comment 11.

3. While we note your revisions in response to our prior comment 12, please further revise your disclosure to delete the last sentence in this section starting with "In addition, if a form of credit enhancement covers more than one series of securities."

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile
        Andrew E. Katz, Esq.
        Mitchell Silberberg & Knupp LLP
        (310) 312-3100